Exhibit 3.10.1

CERTIFICATE OF FORMATION
OF
VENTAS SPECIALTY I, LLC

This Certificate of Formation of VENTAS SPECIALTY I, LLC, dated as of October 26, 2001, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act, (6 Del.C. §§ 18-101, et seq.)

FIRST.  The name of the limited liability company formed hereby is VENTAS SPECIALTY I, LLC.

SECOND.  The address of its registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, New Castle County, Wilmington, Delaware, 19808. The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Anna H. Choe
Anna H. Choe
Authorized Person